August 15, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and

                Health Care Services

100 F Street, North East

Mail Stop 3561

Washington, DC  20549

Attn: Mr. John Reynolds, Assistant Director

Re:

Heelys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 17, 2008

File No. 1-33182

Gentlemen and Ladies:

This letter provides the response of Heelys, Inc. (the “Company”) to the SEC’s comment letter dated August 8, 2008 (the “Comment Letter”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”).  For your convenience, we have provided your comment followed by our response.

Item 1. Business

1.                                      We note on Page F-11 the company’s unidentified material customers.  In future filings, please identify the material customers.  Please refer to Item 101(c)(vii) of Regulation S-K.

Response:  We acknowledge that Note 4 “Significant Customers” to the Company’s consolidated financial statements does not name the material customers.  However, the Form 10-K sets forth the name of any customer of the Company if aggregate net sales to the customer equal 10 percent or more of our consolidated net sales and the loss of such customer would have a material adverse effect on us and our subsidiaries taken as a whole as required by Item 101(c)(vii) of Regulation S-K (please see “Principal Customers” on page 7 of the Form 10-K, “Risk Factors” on page 14 of the Form 10-K, and also “Vulnerability Due to Customer Concentration” on page 44 of the Form 10-K).

Although we respectfully submit that the existing disclosure complies with the requirements of Item 101(c)(vii) of Regulation S-K,  in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company will name in the notes to our consolidated financial statements the customers that accounted for 10 percent or more of our consolidated net sales for the years presented or 10 percent or more of our consolidated net sales for the most current fiscal year-to-date period, respectively.

As requested in the Comment Letter, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (214) 390-1831 or Robert Sarfatis, our outside counsel, at (214) 999-4245, should you have any questions or require further information.

Very truly yours,

HEELYS, INC.

By:	/s/ DONALD K. CARROLL
Donald K. Carroll, Chief Executive Officer

C:	Ms. Janice McGuirk
Mr. James Lopez, Reviewer
Mr. Robert Sarfatis, Gardere Wynne Sewell LLP